PANNONPLAST INDUSTRIES PLC.
Chairperson - CEO

H-1225 Budapest, Nagytétényi út 216-218.
H-1780 Budapest, P.O.Box 51.
Phone: (36-1) 207-1936, (36-1) 207-1928
Telefax: (36-1) 207-1525
drfeher@pplast.datanet.hu
www.pannonplast.hu

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth S[redacted]
Washingto
Stop 3-9

03032593

SUPPL

Budapest, June 11, 2003

Re: Pannonplast Rt. (the "Company") - File No. 82-4548

Ladies and Gentlemen:

Enclosed please find the following document regarding the Company:

Extraordinary Announcement

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purposes that the Company is subject to the Exchange Act.

If you have any further questions or comments, please contact us.

Sincerely,

Dr. Erzsébet Fehér

dlw 10/8

Enclosure

File No. 82-4548

Extraordinary announcement

Pannonplast Plc informs its shareholders that the employment of Mr Miklós Várhegyi, general vice president of the Company, by common assent will cease as of June 13, 2003. The Board of Directors appreciates and thanks for Mr Várhegyi's job.
This change is in line with the simplification of the Company's managing structure.

June 11, 2003

Board of Directors of Pannonplast Plc

PANNONPLAST INDUSTRIES PLC.
Chairperson - CEO
H-1225 Budapest, Nagytétényi út 216-218.
H-1780 Budapest, P.O.Box 51.
Phone: (36-1) 207-1936, (36-1) 207-1928
Telefax: (36-1) 207-1525
drfeher@pplast.datanet.hu
www.pannonplast.hu

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Stop 3-9

Budapest, June 13, 2003

Re: Pannonplast Rt. (the "Company") - File No. 82-4548

Ladies and Gentlemen:

Enclosed please find the following document regarding the Company:

Extraordinary Announcement

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purposes that the Company is subject to the Exchange Act.

If you have any further questions or comments, please contact us.

Sincerely,

Dr. Erzsébet Fehér

Enclosure

File No. 82-4548

Extraordinary announcement

Pannonplast Plc informs its shareholders that management decided to merge two of its wholly-owned subsidiaries, Pannon-Tara Ltd. and Pannon-Effekt Ltd. The merger of the two, Debrecen-based subsidiaries is resulted by the decrease in Pannon-Tara's product range and the rationalization of management. Pannon-Tara mainly produces plastic crates for transport and storage, while Pannon-Effekt is a manufacturer of cans, balloons and barrels.
The Company expects from the merger the improvement of the production's efficiency and the decrease in managing costs.

June 13, 2003

Board of Directors of Pannonplast Plc